[CoStar Letterhead]

April 4, 2006
VIA EDGAR AND FACSIMILE
Linda van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CoStar Group, Inc. — Form 10-K for Fiscal Year Ended December 31, 2005, Filed March 7, 2006, File No 000-24531
Dear Ms. van Doorn:
     In connection with your review of the CoStar Group, Inc. (“CoStar” or the “Company”) Form 10-K for fiscal year ended December 31, 2005, filed on March 7, 2006 (the “Form 10-K”), we respectfully submit the following response to the comment included in your letter dated March 23, 2006. Your comment is set forth below, followed by our response.
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Comment
We note your disclosure that you incurred approximately $4.8 million in capital expenditures related to building photography costs during the current year. Tell us the nature of these costs and how you determined these were not internally developed intangible assets which should be expensed rather than capitalized based on paragraph 10 of SFAS 142.
Response
As disclosed on page 30 of the Form 10K:

“During 2005, we incurred capital expenditures of approximately $8.4 million, including expenditures of approximately $4.8 million related to building photography costs and the purchase of field research vehicles and equipment in connection with our 21 market expansion, and the remaining $3.6 million related to costs of supporting our existing operations.”
The $4.8 million in capital expenditures incurred in connection with CoStar’s 2005 expansion includes 1) building photography, 2) field research vehicles and 3) equipment, in the following amounts:

Building Photography	$.7 million
Field Research Vehicles	1.9 million
Equipment	2.2 million

Total	$4.8 million

All of the capital expenditures detailed above resulted from purchases, and do not include internal costs or internally developed assets.
Building photography consists of digital images of buildings purchased from outside professional photographers. These images are an integral part of the Company’s comprehensive building-specific database licensed on an ongoing basis to CoStar customers.
Field Research Vehicles are trucks that are purchased and equipped for use by the Company’s field researchers, who gather data on commercial structures in the markets the Company covers.
Equipment consists principally of workstations, computer and network equipment, and phones and phone systems for researchers housed in CoStar’s new Columbia, Maryland office.
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     In accordance with your letter, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) it is the position of the Securities and Exchange Commission (the “Commission”) that comments by the Commission staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) it is the Commission’s position that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We believe that the foregoing is responsive to your comment. We understand that you will be reviewing our response and may have additional comments. Please feel free to contact the undersigned at (301) 280-3859 or Frank Carchedi at (301) 215-8276 with any questions you may have concerning our response. Thank you for your assistance.

Very truly yours,
/s/ Jonathan Coleman
Jonathan Coleman
General Counsel

cc:	Frank A. Carchedi, Chief Financial Officer, CoStar Group, Inc.